Exhibit (a)(1)(k)

FORM OF NOTICE OF EXTENSION

To:	Employees Eligible to Participate in Offer to Amend Certain Outstanding Options
From:	Jeremy Farmer, Senior Vice President and Head of Human Resources,
Date:	September 17, 2007
Re:	Extension of Offer to Amend Stock Options

As outlined in documents included with the e-mail dated August 15, 2007, Aon Corporation has offered you the opportunity to participated in a tender offer related to certain options granted by Aon that may subject the holder to adverse personal tax consequences.  We are extending the deadline to participate in the tender offer.  If you wish to participate in this offer, you must submit a properly completed and electronically signed election form through Lotus Notes prior to 11:59 p.m., Chicago Time, on October 15, 2007.

Aon Corporation has determined that certain options granted by Aon may subject the holder thereof to adverse personal tax consequences under Section 409A of the U.S. Internal Revenue Code (“Section 409A”). Section 409A imposes adverse tax consequences on stock options that were granted with exercise prices at a discount from fair market value and which vest after December 31, 2004. These tax consequences include income tax at vesting (as opposed to upon exercise), an additional 20% tax and interest charges. Those adverse tax consequences include subjecting the entire gain on the exercise of the discounted option to taxation.

Aon has offered you the opportunity to participate in a tender offer for your eligible options. If you participate in the tender offer, your options will be amended so that they no longer will be subject to the adverse personal tax consequences. In addition, you will be eligible to receive a cash payment equal to the difference between the new exercise price of the amended portion of your eligible portion and the original exercise price, multiplied by the number of applicable unexercised shares (less applicable tax withholding).

All of the details of Aon’s offer to you are included in the e-mail dated August 15, 2007 which we are resending you concurrently with this e-mail.  For more information on how to participate in the offer you may contact:

Aon Tender Offer Call Center

1-888-295-1814

The hours of operation of the Aon Tender Offer Call Center are: 8:00 a.m. to 5:00 p.m. Chicago Time.

To help (i) explain the potential adverse personal tax consequences, (ii) explain how Aon has addressed the situation and the choices you have, and (iii) answer any other questions you may have, a webcast will be available to you. You can view this webcast at any time by following the instructions below to access the presentation:

1. Proceed to Aon’s site on Webex—https://aon.webex.com

2. Click “Recorded Sessions” on the left side bar under “Attend a Session”

3. Click “Presentation on Aon’s Tender Offer Program”

4. Click the View button to play the webcast

5. Enter Recording Password 6N32C

6. Click OK

7. Enter your name and internet email address (for example, John_Smith@aon.com)

8. Click Register

The webcast will start to play.

Please note that your computer must support sound in order to view the webcast. If you experience difficulty with the audio portion of the webcast, please contact the Help Desk at +1.866.AON.HELP.

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